UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2023

Commission File Number: 001-41433

Warrantee Inc.

1103, Kitahama Craft

2-4-1 Doshomachi, Chuo-ku

Osaka City, Osaka 541-0045, Japan

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒         Form 40-F   ☐

On July 24, 2023, Warrantee Inc. (the “Company”) entered into an underwriting agreement (the “Underwriting Agreement”) with Prime Number Capital LLC, as representative of the several underwriters listed on Schedule A to the Underwriting Agreement (the “Representative”), relating to the Company’s initial public offering (the “IPO”) of 2,400,000 American Depositary Shares (the “ADSs”). Each ADS represents one common share of the Company.

On July 27, 2023, the Company closed the IPO. The Company completed the IPO pursuant to its registration statement on Form F-1 (File No. 333-272367), which was initially filed with the U.S. Securities and Exchange Commission (the “SEC”) on June 2, 2023, as amended, and declared effective by the SEC on June 30, 2023. The ADSs were priced at $4.00 per ADS, and the offering was conducted on a firm commitment basis. The ADSs were previously approved for listing on The Nasdaq Capital Market and commenced trading under the ticker symbol “WRNT” on July 25, 2023.

In connection with the IPO, the Company issued a press release on July 25, 2023 announcing the pricing and trading of the IPO and a press release on July 27, 2023 announcing the closing of the IPO, respectively.

Copies of the two press releases are attached hereto as Exhibits 99.1 and 99.2, respectively, and are incorporated by reference herein.

This report does not constitute an offer to sell, or the solicitation of an offer to buy, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to the registration or qualification under the securities laws of any such state or jurisdiction.

EXHIBIT INDEX

Exhibit No	Description
99.1	Press Release on Pricing of the Company’s Initial Public Offering

99.2	Press Release on Closing of the Company’s Initial Public Offering

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Warrantee Inc.

By:	/s/ Yusuke Shono
Yusuke Shono
Chief Executive Officer and Director

Date: July 27, 2023